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SEC Mail Processing Section

FEB 26 2010

Washington, DC
105

SEC FILE NUMBER
8-49885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dow Jones B.D. Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Torrisi (609) 520-4091
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard A. Ciuba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dow Jones B.D. Services, Inc., as of February 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Compliance Officer
Title

Denise M. Wentzler 2-24-10
Notary Public

Denise M. Wentzler
A Notary Public of New Jersey
My Commission Expires Oct. 6, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule

Dow Jones BD Services, Inc.
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Dow Jones BD Services, Inc.

Financial Statements and Supplemental Schedule

Year Ended December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Dow Jones BD Services, Inc.

We have audited the accompanying statement of financial condition of Dow Jones BD Services, Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dow Jones BD Services, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010

Dow Jones BD Services, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 5,024,696
Accounts receivable, net	12,173,039
Deferred income taxes	479,264
Total assets	$ 17,676,999
Liabilities	
Other payables	$ 1,860,716
Due to parent *(Note 4)*	3,996,969
Total liabilities	5,857,685
Stockholder's equity	
Common stock, par value $1 per share; authorized 1,000 shares; issued 100 shares	100
Additional paid-in capital	4,402,178
Retained earnings	7,417,036
Total stockholder's equity	11,819,314
Total liabilities and stockholder's equity	$ 17,676,999

See accompanying notes.

Dow Jones BD Services, Inc.

Statement of Income

Year Ended December 31, 2009

Revenues	
Revenue	$ 29,674,730
Total revenues	29,674,730
Expenses	
General, administrative and other	1,631,509
Total expenses	1,631,509
Operating income	28,043,221
Other income	50,671
Income before income taxes	28,093,892
Income taxes	11,301,746
Net income	$ 16,792,146

See accompanying notes.

Dow Jones BD Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2009	$ 100	$ 4,402,178	$ 7,924,120	$ 12,326,398
Net income			16,792,146	16,792,146
Distributions to parent			(17,299,230)	(17,299,230)
Balance, December 31, 2009	$ 100	$ 4,402,178	$ 7,417,036	$ 11,819,314

See accompanying notes.

Dow Jones BD Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flow from operating activities	
Net income	$ 16,792,146
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Accounts receivable	(2,139,823)
Other payables	1,498,860
Due to parent	(27,801)
Deferred income taxes	(427,928)
Income taxes	(581,492)
Net cash provided by operating activities	15,113,962
Cash flow from financing activities	
Distributions to parent	(17,299,230)
Net cash used in financing activities	(17,299,230)
Decrease in cash	(2,185,268)
Cash at beginning of year	7,209,964
Cash at end of year	$ 5,024,696

See accompanying notes.

Dow Jones BD Services, Inc.

Notes to Financial Statements

December 31, 2009

1. Organization

Dow Jones BD Services, Inc. (the "Company") is a wholly owned subsidiary of Dow Jones & Company, Inc. (the "Parent"), a Delaware corporation. In December 2007, the Parent was acquired by News Corporation ("Ultimate Parent").

On December 19, 1997, the Company was registered as a broker/dealer under the Securities Exchange Act of 1934. The Company's business is limited to collecting licensing fees. It does not perform any functions typically performed by broker/dealers, such as carrying customer accounts, keeping money or securities, engaging in proprietary trading, acting as a dealer in a security, providing investment advice or extending credit to others for the purchase of securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

Revenues, which are recognized on an accrual basis, represent license fees earned under license agreements entered into by the Company, its Parent and third parties that these fees are attributed to and recorded by the Company due to their transaction-based nature pursuant to regulatory requirements (see Note 3). These include fees based on the number of contracts traded on an exchange and fees based on the notional value of structured products issued by the Parent's licensees.

General and administrative expense includes allocated expenses for accounting, facilities and related support provided to the Company by the Parent.

Cash and cash equivalents consist of cash on hand with original maturities of three months or less. The Company's cash is on deposit with one financial institution. As of December 31, 2009, the Company's account balances with such financial institution exceeded the federally insured limits.

Accounts receivable, net is presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends, and specific identification of certain receivables that are at risk of not being paid. Accounts receivable (billed and unbilled) represents amounts due from users for licensing fees. Revenues earned by the Company but unbilled as of December 31, 2009 amounted to approximately $9 million. Collateral is not generally required from users. Historically, the write-offs of bad debts have been insignificant. The allowance for doubtful accounts reserve included in accounts receivable at December 31, 2009 was approximately $82,000.

The Company's results are currently included in Federal and State tax returns of News Corporation. Tax payments are therefore made by News Corporation and not by the Company. Income taxes are accounted for in accordance with ASC - 740, Income Taxes, ("ASC 740"). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has provided for income taxes as if the Company were a separate taxpayer utilizing the federal and state statutory tax rates. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act"), which requires that the Company's net capital, as defined in Rule 15c3-1, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in Rule 15c3-1. As of December 31, 2009, the Company had a net deficit of $858,566 as calculated under Rule 15c3-1, as a result of the recording of the sales tax item discussed in Note 6 as well as the finalization of the tax provision and related accounts. This amount was less than the Company's minimum net capital requirement as of December 31, 2009 of $390,509 by $1,249,075. The Company filed a hindsight notice with FINRA and the SEC, which disclosed the deficiency and the remedial action taken. In order to remedy this, on February 2, 2010, the Board of Directors of the Parent authorized and approved a capital contribution to the Company in the amount of $2.5 million,

resulting in a net capital balance of $1,317,513. The Company is exempt from Rule 15c3-3 because it does not hold customer funds or securities.

4. Related Party Transactions

The payable due to Parent at December 31, 2009 was $3,996,969 which primarily represented tax payments made by the Parent, offset with collections received by the Parent on behalf of the Company. In 2009, the Company made distributions through dividend payments to its Parent totaling $17,299,230.

5. Income Taxes

The Company is a member of a consolidated group return that includes the Parent and other subsidiaries of Dow Jones. The following represents the income tax expense for the operations based on the results of the Company:

Current	
Federal tax expense	$ 9,536,386
State tax expense	2,193,288
Total current	$ 11,729,674
Deferred	
Federal tax expense	$ (347,911)
State tax expense	(80,017)
Total deferred	$ (427,928)
Total	$ 11,301,746

The principal reason for the difference between the Company's effective tax rate and the statutory federal income tax rate is related to state income taxes.

The balance sheet as of December 31, 2009 had a deferred tax asset of $479,264, which mainly related to the deferred tax on the sales tax liability discussed in Note 6.

6. Commitments and Contingencies

As a result of recent developments with respect to the collection of sales and use tax for certain information services products, management believes that there is a sales tax liability associated with certain products sold in certain jurisdictions in which the Company operates. The Company has recorded a liability in accordance with the provisions of ASC 450, Contingencies, for approximately $1.2 million as of December 31, 2009. The Company has started collecting sales and use tax on these sales beginning in 2010. The Company has recorded a deferred tax asset on this liability as it will be deductible for tax purposes when the liability is paid in the future.

7. Subsequent Events

In February 2010, the Parent announced that it had entered into an agreement with CME Group Inc to form a joint venture to operate a global financial index service business. Pursuant to the agreement, Dow Jones and CME Group Inc will own 10% and 90% , respectively, of the joint venture, to which Dow Jones will contribute its Dow Jones Indexes business, which includes the business of the Company.

On February 2, 2010, the Board of Directors of the Parent authorized and approved a capital contribution to the Company in the amount of $2.5 million.

The Company is currently undergoing its routine examination with FINRA. As part of the process, FINRA has identified an adjustment to the cash balances for purposes of computing the net capital for fiscal 2010. The Company intends to file a hindsight notice on or around March 1, 2010 disclosing an adjustment to the net capital calculation related to the cash balances as of that date and the remedial action taken, and the Company's first quarter FOCUS filing will reflect the cash balances.

In preparation of its financial statements, the Company considered subsequent events through February 24, 2010 which was the date the Company's financial statements were available to be issued.

Supplemental Schedule

Dow Jones BD Services, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act

December 31, 2009

Computation of net capital	
Total ownership equity from statement of financial condition	$11,819,314
Total ownership equity qualified for net capital	11,819,314
Total capital and allowable subordinated liabilities	11,819,314
Total nonallowable assets from statement of financial condition	(12,652,303)
Net capital before haircuts on securities positions	(832,989)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	(25,577)
Net capital	(858,566)
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness (A.I.) or $5,000, whichever is greater)	390,509
Net capital deficit (Refer to Note 3)	$(1,249,075)
Computation of aggregate indebtedness	
Total A.I. liabilities from statement of financial condition	
Other payables	$ 1,860,716
Due to parent	3,996,969
Total aggregate indebtedness	$ 5,857,685
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 1,641,709
Adjust deferred taxes	(427,928)
Adjust revenue and expenses	(2,072,347)
Net capital per above	$ (858,566)